EXHIBIT 6.05

Technology License Agreement

Cybersoft - File Tracker

Between

Mohammed Zulfiquar, Licensor

&

Sensortecnics IP Inc, Licensee

with collateral components including the availability of research and development and a limited license from Datatecnics Corporation, Ltd., as the Developer

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TECHNOLOGY LICENSE AGREEMENT

THIS TECHNOLOGY LICENSE AGREEMENT (the “Agreement”), is effective as of March 22, 2019

BETWEEN:

Mr. Mohammed Zulfiqar of 35 Elmdon Rd Selly Park, Birmingham B29 7LF, United Kingdom (the “Licensor”)

- AND -

Sensortecnics IP, Inc. a Nevada Corporation of 50W Liberty St, Suite 880, Reno, NV 89501 (wholly-owned subsidiary of Sensortecnics, Inc.)

(the “Licensee”)

- AND -

Datatecnics Corporation, Ltd. of 36 Calthorpe Road, Edgbaston, Birmingham, B15 1TS United Kingdom (the “Developer”)

BACKGROUND:

WHEREAS, the Licensor wishes to assign to the Licensee, a certain partially developed set of technologies, in need of further development work, Cybersoft - File Tracker, further disclosed and set forth in Exhibit A hereto (the “Technology” or “Cybersoft - File Tracker” or “File Tracker”) and the Licensee desires to use the Technology License in accordance with the terms and conditions stated below.

WHEREAS, Cybersoft - File Tracker is a file tracking software enabling the send, track, recall or destruct files when emailed to third party. Data file abuse is major problem when the owner sends valuable documents to the recipient in confidence. The recipient then forwards those files to other parties without permission. File Tracker will stop this as it triggers an alert if the file is forwarded to non-authorized third party, the owner can then decide to recall or destruct that file. This is major achievement in the data breach and security market.

WHEREAS, the Licensor and the Developer, including through their respective affiliates and principals, have utilized the Internet Of Things (IOT) and pioneered smart sensor technologies, whose core competency is innovative design and technological, robust solutions for complex scientific and industrial problems, including as applied to File Tracker.

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WHEREAS, the Licensor and the Developer, including through their respective affiliates and principals, have already developed a number of ground-breaking products focused on key issues affecting the energy, water, environment and infrastructure sectors, solving problems previously considered insurmountable, which has enabled them to win several prestigious awards as well as considerable interest from major corporations.

WHEREAS, the Licensor and the Developer, including through their respective affiliates and principals, will remain independent with a laser-focus on realizing its vision of delivering smart, cost-effective solutions for its partners, including the Licensee.

WHEREAS, a part of the Technology, employs the use of the Licensor’s lead product, Datatecnics Corporation, Ltd., CIPPS® (Critical Infrastructure Pipeline Protection System), previously assigned to the Developer, which is currently undergoing further product development from a technology status to product in partnership with United Utilities, UK’s leading water services company, Radius Pipes, a leading pipeline manufacture and CPI (Centre for Process Innovation) a government funded R&D facility with almost 1000 scientists and experts in OPE (Organic Printed Electronics), all of which and all of whom will be available with regard to the development of the Technology, including the Licensor, as this License contemplates the engagement of the services of the Developer, Datatecnics Corporation, Ltd., for the further development of the Technology, including with the use of CIPPS® and of CIPS™, in connection with the Technology.

WHEREAS, the Developer, Datatecnics Corporation Ltd., in partnership with its customer, United Utilities is further developing and implementing CIPPS®, as a finished product, i.e. smart micro sensors embedded within the pipeline walls, replacing its infrastructure of existing pipes in the United Kingdom, using CIPPS® smart pipes. This project is supported with partial funding from Innovate UK, a UK government body which supports disruptive innovation. The production collaboration partners are, Datatecnics Corporation ltd (the lead), Radius Systems (partner) and CPI (Centre for Process Innovation) based in Teesside UK (the contractor).

WHEREAS, Datatecnics was the first company to file for patents for “intelligent” pipes through the use of printed electronics with nano/micro sensors embedded within pipeline walls for monitoring pipeline integrity. Product CIPPS® technology. CIPPS® technology facilitates the transformation of dumb, inert plastic or metal surfaces into completely intelligent autonomous self-thinking systems, susceptible to monitoring. A self-managing predictive asset management system, CIPPS® designed to predict failure-point in advance to maintain operational resiliency.

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WHEREAS, the Licensor and Datatecnics Corporation, Ltd., a company controlled by the Licensor, have received several prestigious awards for innovation and contribution to industry. CIPPS® sensor technologies has taken Datatecnics Corporation, Ltd. almost 7 years to develop. Now, in partnership with UK’s largest water utility operator and collaboration with Radius Systems a leading pipe manufacture the end product is being developed for launch to the global market in 2020.

WHEREAS, Datatecnics Corporation, Ltd. has been partnering with the following entities in the further development of CIPPS®:

1.	Innovate UK is the part of UK government body that provides funding through grants for specialized projects. They have awarded us a grant for this project.

2.	United Utilities are the UK’s largest water company, they are our first major customer and support partner. We have already completed extensive live field tests with them last year.

3.	Radius Pipes are a leading global pipe manufacturer, they are one of our project collaboration partners, we will give them the finished CIPPS sensors, they will then embed them within the pipes to make the finished product.

4.	CPI is a UK Government funded R&D facility that specializes in PE (Printed Electronics), this is where we do our R&D and product development. CPI has dedicated a portion of its facility for the Developer’s endeavors.

WHEREAS, this License contemplates a limited, at most, license for CIPPS® and for CIPS™, from the Developer, Datatecnics Corporation, Ltd., in connection with the exploitation of the Technology for sub component IP that has been tailored for smart wall applications for sensing of physical or digital breaches.

CIPPS & CIPS explained

1.	CIPPS® (Critical Infrastructure Pipeline Protection System) for Pipelines Only, Datatecnics Corporation, Ltd.

2.	CIPS™ (Critical Infrastructure Protection System) for IOT applications, everything other than Pipes. (This is used as a part of the Technology.)

WHEREAS, the Cybersoft - File Tracker, as currently conceived can be further described as follows:

IN CONSIDERATION OF the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

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Incorporation by Reference

1. The foregoing is incorporated herein by this reference as though fully restated.

License

2. Under this Agreement the Licensor conveys all rights, title and interest to the Licensee (the “License”) to the several technologies set forth in the attached Exhibit A which technologies were developed by the Licensor (the “Technology”), but limited to use in North America.

3. “Technology” includes the know-how, the blueprints, the mix of technologies including photonics (optical laser), PE (printed sensors on a PE substrate or other, software algorithm ( the protected software formulae), and other sub parts including executable Nano sensors and MEMS sensors, and any related printed, electronic and online documentation and any other files that may accompany the product, as further described in the attached Exhibit A.

4. Title, copyright, intellectual property rights and distribution rights of the Technology remain exclusively with the Licensor. Intellectual property rights include the look and feel of the Technology. This Agreement constitutes a conveyance of exclusive rights to the Technology, but limited to use in North America.

5. The Technology may not be modified, reverse-engineered, or de-compiled in any manner through current or future available technologies.

6. Failure to comply with any of the terms under the License section will be considered a material breach of this Agreement.

7. Insolvency of the Licensee bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws arising out of its inability to meet its financial obligations, or fails to make any payment required by this Agreement within thirty (30) days of its due date, following notice will be considered a material breach of this Agreement.

License Fee and Related Required Costs

8. The License fee for this Agreement, the Technology, as more fully set forth in Exhibit A, shall be an initial $100, plus an annual maintenance fee of $10,000, plus 1% of all sales or revenues (the “Percentage Royalty”) achieved by the Licensee as a result of the use of the Technology; provided however, that the Licensee shall have the option to eliminate the Percentage Royalty by paying $1,175,000, 50% of which would be paid following the closing of the offering pursuant to the Regulation A filing contemplated by the Licensee and the other 50% six months after commencing marketing of any underlying product (the “Percentage Royalty Buyout”). In the absence of any Percentage Royalty Buyout, payment of the annual maintenance fee will be on January 1 of each year following the execution of this Agreement; payment of the Percentage Royalty shall be made quarterly, within 15 days of the end of each calendar quarter.

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9. In addition, the Licensee, will be able to engage the services of the Developer, at the Developer’s cost +5%, for ongoing research and development, as set forth in Exhibit B, for delivering the Cybersoft - File Tracker (technologies) from a Cybersoft - File Tracker integrated system CIPS™ (Critical TFT (Thin Film Technology)) Sensor platform to TRL level 6 “Prototype System Verified”. This research and development will enable the Licensee to integrate the IP directly into its customers’ blueprint end user design document. This will cover TRL level 7-9. In the alternative, at a smaller total cost, a scaled-back version to TRL level 3, would be accomplished by engaging the services of the Developer.

10. In addition, the Licensee shall pay to Datatecnics Corporation, Ltd., in its capacity as the licensor of CIPS™, and to the limited extent necessary in connection with the potential use of the Technology in accordance with the terms hereof, CIPPS®,1% of all sales or revenues achieved by the Licensee. This percentage royalty shall be paid to Datatecnics Corporation, Ltd. for the use, or possible use, of CIPS™ and/or CIPPS®, directly or indirectly, irrespective of any actual use thereof. Payment of this royalty shall be made quarterly, within 15 days of the end of each calendar quarter. Recognizing that the Licensee has other licenses or assignments of other technologies from the Licensor for the use, or possible use, of CIPS™ and/or CIPPS®, the 1% fee payable to Datatecnics Corporation, Ltd., in connection therewith, shall remain at 1% of all sales or revenues achieved by the Licensee despite the number of separate technologies for which this limited license is made. There is no additional compensation for each such use, or possible use, of CIPS™ and/or CIPPS®.

11. In Addition, the TRL technology deliverable the agreement includes IP updates as per Exhibit B.

Limitation of Liability

12. The Technology is provided by the Licensor and accepted by the Licensee “as is”. Liability of the Licensor will be limited to a maximum of the original purchase price of the Technology. The Licensor will not be liable for any general, special, incidental or consequential damages including, but not limited to, loss of production, loss of profits, loss of revenue, loss of data, or any other business or economic disadvantage suffered by the Licensee arising out of the use or failure to use the Technology.

13. The Licensor makes no warranty expressed or implied regarding the fitness of the Technology for a particular purpose or that the Technology will be suitable or appropriate for the specific requirements of the Licensee.

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14. The Licensor does not warrant that use of the Technology will be uninterrupted or error-free. The Licensee accepts that Technology in general is prone to bugs and flaws within an acceptable level as determined in the industry.

Warranties and Representations

15. The Licensor warrants and represents that it is the copyright holder and sole owner of the Technology. The Licensor warrants and represents that granting the License to use this Technology is not in violation of any other agreement, copyright or applicable statute and that the Licensor has the right to make this license.

Acceptance

16. All terms, conditions and obligations of this Agreement will be deemed to be accepted by the Licensee (“Acceptance”) upon execution of this Agreement.

17. Any new patents or intellectual property rights developed by the Licensor, shall be the subject matter of a separate agreement, if at all.

User Support

18. No user support or maintenance is provided as part of this Agreement, except as provided for herein.

Term

19. The term of this Agreement will commence as of the date hereof and is perpetual.

Termination

20. This Agreement will be terminated and the License forfeited where the Licensee has failed to comply with any of the material terms of this Agreement or is in breach of this Agreement, and not remedied in thirty (30) days of notice. On termination of this Agreement for any reason, the Licensee will promptly destroy the Technology or return the Technology to the Licensor, as specified by Licensor.

21. For this purpose, a breach of this agreement shall include any one or more of the following shall (Events of Default) shall occur if: the Licensee (i) admits in writing its inability to pay its debts generally as they mature; (ii) makes a general license for the benefit of creditors; (iii) fails or becomes unable to pay its debts as they mature iv) is adjudicated a bankrupt or insolvent; (v) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors; (vi) takes advantage of any bankruptcy, insolvency or readjustment of debt law or statute or files an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; (vii) applies for or consents to the appointment of a receiver, trustee or liquidation for all or a substantial portion of its assets; (viii) has an involuntary case commenced against it under the Federal bankruptcy laws, which case is not dismissed or stayed within thirty (30) days; or (viii) fails to pay its taxes on a timely basis; (ix) violates any covenant provided for in this Agreement and such violation shall continue unremedied for a period of thirty (30) days following the giving of written notice thereof from the Licensor;

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Force Majeure

22. The Licensor will be free of liability to the Licensee where the Licensor is prevented from executing its obligations under this Agreement in whole or in part due to Force Majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event where the Licensor has taken any and all appropriate action to mitigate such an event.

Governing Law

23. The Parties to this Agreement submit to the jurisdiction of the courts of the United Kingdom for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement. This Agreement will be enforced or construed according to the laws of the United Kingdom.

Miscellaneous

24. This Agreement can only be modified in writing signed by both the Licensor and the Licensee.

25. This Agreement does not create or imply any relationship in agency or partnership between the Licensor and the Licensee or with the Developer.

26. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

27. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties’ intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

28. This Agreement contains the entire agreement between the parties. All understandings have been included in this Agreement. Representations which may have been made by any party to this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

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29. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Licensor’s successors and assigns.

Notices

30. All notices to the parties under this Agreement are to be provided at the addresses set forth above, or at such addresses as may be later provided in writing.

IN WITNESS WHEREOF the parties have duly affixed their signatures under hand and seal on this _______________ day of April, 2019.

Mohammed Zulfiquar Per:____________________________ Mohammed Zulfiquar	Sensortecnics IP, Inc. Per:____________________________ Richard Drake, Director

Datatecnics Corporation, Ltd.:

Per:____________________________

Mohammed Zulfiquar

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Exhibit A

Current status.

Software developed ready to be tested in large scale environment before final tests for commercialization.

Re Update of Patents information:

New patents in progress. Please note, as a general role software cannot be patent protected, only the know-how and the formulae known as the “algorithm” can be patent protected. This is in process.

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